(Check One) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-28452
CUSIP NUMBER:

For Period Ended: July 1, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Velocity Express Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

One Morningside Drive North, Bldg. B, Suite 300

Address of Principal Executive Office (Street and Number)

Westport, Connecticut 06880

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Velocity Express Corporation (the “Company”) is filing this report for a 15-day extension for filing its Annual Report on Form 10-K (the “Form 10-K”) for the period ended July 1, 2006. Because of the diversion of resources associated with the acquisition and integration of CD&L, Inc. during July and August 2006, the Company has experienced delays in completing its documentation and drafting of the Form 10-K. As a result, our independent registered accounting firm, UHY LLP (“UHY”), has been precluded from completing its audit. Because of the delays, the Company is not able to file the Form 10-K by the prescribed filing date without unreasonable effort and expense. The Company currently anticipates that it will be able to file the Form 10-K on or before the extended deadline of October 13, 2006.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edward W. Stone (Name)	(203) (Area Code)	349-4199 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For fiscal year 2006, the Company had a net loss applicable to common shareholders of $24.9 million ($1.57 per share), compared to a $106.9 million loss ($21.01 per share) in fiscal year 2005. Revenue for fiscal year 2006 was $202.4 million compared with $256.7 million for fiscal year 2005. The decrease in revenue was primarily the result of the Company’s closing more than 40 unprofitable locations in the March through June 2005 time period. Gross profit for fiscal year 2006 improved to $56.8 million from $48.3 million in fiscal year 2005. As a result, gross profit as a percent of revenue for the year, or gross margin, improved to 28.1% from 18.8%, a 49.1% increase. Operating expenses decreased 26.3% ($24.7 million) from fiscal year 2005 due to lower expenses associated with headcount, occupancy, travel, telecommunications and legal expenses. As a result of the above, loss from operations narrowed to $12.5 million for fiscal year 2006 compared to a loss of $49.8 million for fiscal year 2005.

Velocity Express Corporation

(Name of Registrant as Specified in Charter)

The Company has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2006	By:	/s/ Edward W. Stone
	Name:	Edward W. Stone
	Title:	Chief Financial Officer